CUSIP No. 439734104	SCHEDULE 13D	Page 1 of 30

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)

HOPFED BANCORP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

439734104

(CUSIP Number)

Mr. Joseph Stilwell

111 Broadway, 12th Floor

New York, New York 10006

Telephone: (212) 269-1551

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 1, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 439734104	SCHEDULE 13D	Page 2 of 30

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Activist Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 637,128
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 637,128
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 637,128
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 439734104	SCHEDULE 13D	Page 3 of 30

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Activist Investments, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 637,128
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 637,128
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 637,128
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 439734104	SCHEDULE 13D	Page 4 of 30

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 637,128
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 637,128
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 637,128
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 439734104	SCHEDULE 13D	Page 5 of 30

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 637,128
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 637,128
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 637,128
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 439734104	SCHEDULE 13D	Page 6 of 30

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Joseph Stilwell
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 637,128
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 637,128
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 637,128
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 9.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 439734104	SCHEDULE 13D	Page 7 of 30

Item 1. Security and Issuer

This is the twelfth amendment (this “Twelfth Amendment”) to the original Schedule 13D, which was filed on February 25, 2013 (the “Original Schedule 13D”), and amended on March 19, 2013 (the “First Amendment”), on May 28, 2013 (the “Second Amendment”), on June 4, 2013 (the “Third Amendment”), on June 10, 2013 (the “Fourth Amendment”), on September 25, 2013 (the “Fifth Amendment”) on December 6, 2013 (the “Sixth Amendment”), on July 2, 2015 (the “Seventh Amendment”), on May 26, 2016 (the “Eighth Amendment”), on November 21, 2016 (the “Ninth Amendment”), on January 27, 2017 (the “Tenth Amendment”), and on February 6, 2017 (the “Eleventh Amendment”). This Twelfth Amendment is being filed jointly by Stilwell Activist Fund, L.P., a Delaware limited partnership (“Stilwell Activist Fund”); Stilwell Activist Investments, L.P., a Delaware limited partnership (“Stilwell Activist Investments”); Stilwell Associates, L.P., a Delaware limited partnership (“Stilwell Associates”); Stilwell Value LLC, a Delaware limited liability company (“Stilwell Value LLC”) and the general partner of Stilwell Activist Fund, Stilwell Activist Investments and Stilwell Associates; and Joseph Stilwell, the managing member of and owner of Stilwell Value LLC. The filers of this statement are collectively referred to herein as the “Group.”

This statement relates to the common stock, par value $0.01 per share (“Common Stock”), of HopFed Bancorp, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 4155 Lafayette Road, Hopkinsville, Kentucky 42240. The Amended Joint Filing Agreement of the members of the Group is attached as Exhibit 9 to the Eighth Amendment.

Item 2. Identity and Background

(a)-(c) This statement is filed by Joseph Stilwell with respect to the shares of Common Stock beneficially owned by Joseph Stilwell, including shares of Common Stock held in the names of Stilwell Activist Fund, Stilwell Activist Investments and Stilwell Associates, in Joseph Stilwell’s capacities as the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates.

The business address of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates, Stilwell Value LLC, and Joseph Stilwell is 111 Broadway, 12th Floor, New York, New York 10006.

The principal employment of Joseph Stilwell is investment management. Stilwell Activist Fund, Stilwell Activist Investments, and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC serves as the general partner of Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates and related partnerships.

(d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, except as indicated in Schedule A attached hereto.

(f) Joseph Stilwell is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

All purchases of shares of Common Stock made by the Group using funds borrowed from Fidelity Brokerage Services LLC or Morgan Stanley, if any, were made in margin transactions on their usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based on the broker’s call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4. Purpose of Transaction

We are filing this Twelfth Amendment to report communication with the Issuer’s stockholders. A copy of our letter is attached as Exhibit 13 to this Twelfth Amendment. We intend to nominate a candidate (and an alternate candidate) to run for election as a director on the Issuer’s board at its 2018 annual meeting.

CUSIP No. 439734104	SCHEDULE 13D	Page 8 of 30

Our purpose in acquiring shares of Common Stock of the Issuer is to profit from the appreciation in the market price of the shares of Common Stock through asserting shareholder rights. We do not believe the value of the Issuer’s assets is adequately reflected in the current market price of the Issuer’s Common Stock.

At the Issuer’s annual meeting on May 15, 2013, we nominated a director for the Board of Directors and strongly opposed the Issuer’s agreement to purchase Sumner Bank & Trust. Our nominee won by a two to one margin, and the proposed Sumner deal was subsequently terminated on August 23, 2013.

Since 2000, affiliates of the Group have filed Schedule 13Ds to report greater than 5% positions in 59 other publicly traded companies. For simplicity, these affiliates are referred to as the “Group”, “we”, “us”, or “our.” In each instance, our purpose has been to profit from the appreciation in the market price of the shares we held by asserting shareholder rights. In each situation, we believed that the values of the companies’ assets were not adequately reflected in the market prices of their shares. Our actions are described below. We have categorized the descriptions of our actions with regard to the issuers based upon certain outcomes (whether or not, directly or indirectly, such outcomes resulted from the actions of the Group). Within each category the descriptions are listed in chronological order based upon the respective filing dates of the originally-filed Schedule 13Ds.

I. After we asserted shareholder rights, the following issuers were sold or merged:

Security of Pennsylvania Financial Corp. (“SPN”) - We filed our original Schedule 13D to report our position on May 1, 2000. We scheduled a meeting with senior management to discuss ways to maximize the value of SPN’s assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced SPN’s acquisition.

Cameron Financial Corporation (“Cameron”) - We filed our original Schedule 13D to report our position on July 7, 2000. We exercised our shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron’s list of shareholders, meeting with Cameron’s management, demanding that Cameron invite our representatives to join the board, writing to other shareholders to express our dismay with management’s inability to maximize shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced its sale to Dickinson Financial Corp.

Community Financial Corp. (“CFIC”) - We filed our original Schedule 13D to report our position on January 4, 2001, following CFIC’s announcement of the sale of two of its four subsidiary banks and its intention to sell one or more of its remaining subsidiaries. We reported that we acquired CFIC stock for investment purposes. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. We then announced our intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary by then. On March 27, 2001, we wrote to CFIC confirming that CFIC’s management had agreed to meet with one of our proposed nominees to the board. On March 30, 2001, before our meeting took place, CFIC announced its merger with First Financial Corporation.

Montgomery Financial Corporation (“Montgomery”) - We filed our original Schedule 13D to report our position on February 23, 2001. On April 20, 2001, we met with Montgomery’s management and suggested that they maximize shareholder value by selling the institution. We also informed management that we would run an alternate slate of directors at the 2001 annual meeting unless Montgomery was sold. Eleven days after we filed our Schedule 13D, however, Montgomery’s board amended its bylaws to limit the pool of potential nominees to local persons with a banking relation and to shorten the deadline to nominate an alternate slate. We located qualified nominees under the restrictive bylaw provisions and noticed our slate within the deadline. On June 5, 2001, Montgomery announced that it had hired an investment banker to explore a sale. On July 24, 2001, Montgomery announced its merger with Union Community Bancorp.

Community Bancshares, Inc. (“COMB”) - We filed our original Schedule 13D reporting our position on March 29, 2004. We disclosed that we intended to meet with COMB’s management and evaluate management’s progress in resolving its regulatory issues, lawsuits, problem loans, and non-performing assets, and that we would likely support management if it effectively addressed COMB’s challenges. On November 21, 2005, we amended our Schedule 13D and stated that although we believed that COMB’s management had made progress, COMB’s return on equity would likely remain below average for the foreseeable future, and it should therefore be sold. We also stated that if COMB did not announce a sale before our deadline to solicit proxies for the next annual meeting, we would solicit proxies to elect our own slate. On January 6, 2006, we disclosed the names of our three board nominees. On May 1, 2006, COMB announced its sale to The Banc Corporation.

CUSIP No. 439734104	SCHEDULE 13D	Page 9 of 30

FedFirst Financial Corporation (“FFCO”) - We filed our original Schedule 13D reporting our position on September 24, 2010. After several meetings with management, FFCO completed a meaningful number of share repurchases, and on April 14, 2014, FFCO announced its sale to CB Financial Services, Inc.

SP Bancorp, Inc. (“SPBC”) - We filed our original Schedule 13D reporting our position on February 28, 2011. On August 9, 2013, we met with management and the chairman to assess the best way to maximize shareholder value. SPBC completed a meaningful number of share repurchases, and on May 5, 2014, SPBC announced its sale to Green Bancorp Inc.

TF Financial Corporation (“THRD”) - We filed our original Schedule 13D reporting our position on November 29, 2012. We met with the CEO and the chairman, encouraging them to focus only on accretive acquisitions and to repurchase shares up to book value. They subsequently did both. On June 4, 2014, THRD announced its sale to National Penn Bancshares, Inc.

Jefferson Bancshares, Inc. (“JFBI”) - We filed our original Schedule 13D reporting our position on April 8, 2013. Our shareholder proposal requesting the board seek outside assistance to maximize shareholder value through actions such as a sale or merger was defeated at JFBI’s 2013 annual meeting. We met with management and the board of directors and told them that we would seek board representation at JFBI’s 2014 annual meeting if JFBI did not announce its sale. JFBI announced its sale on January 23, 2014.

Fairmount Bancorp, Inc. (“FMTB”) - We filed our original Schedule 13D reporting our position on September 21, 2012. On February 25, 2014, we reported our intention to seek board representation at FMTB’s 2015 annual meeting if FMTB did not announce its sale. However, due to the appointment of our representative to another board in the local area, we were unable to nominate our representative at the 2015 election of FMTB directors. We reiterated our intent to seek board representation at the earliest possible time if FMTB was not sold. FMTB’s sale was announced on April 16, 2015.

Harvard Illinois Bancorp, Inc. (“HARI”) - We filed our original Schedule 13D reporting our position on April 1, 2011. In 2012, we nominated a director for election at HARI’s 2012 annual meeting and communicated our belief that HARI should merge with a stronger community bank. Our nominee was not elected, so we nominated a director at HARI’s 2013 annual meeting and stated our position that HARI should be sold. We communicated to stockholders our intent to run a nominee every year until elected, and we nominated a director at HARI’s 2014 annual meeting. Our nominee was not elected, so in April 2015, we began soliciting stockholder votes for our nominee for HARI’s 2015 annual meeting. On May 21, 2015, HARI announced the sale of its subsidiary bank to State Bank in Wonder Lake, IL. We subsequently withdrew our solicitation of proxies for the election of our nominee at HARI’s 2015 annual meeting. The sale of HARI’s subsidiary bank was completed on August 1, 2016. On August 10, 2016, we entered into a settlement agreement with HARI whereby two legacy board members stepped down, and we agreed not to seek board representation through 2017. HARI is implementing a plan of voluntary dissolution.

Eureka Financial Corp. (“EKFC”) - We filed our original Schedule 13D reporting our position on March 28, 2011. We encouraged EKFC to pay special dividends to shareholders and repurchase shares. Management and the board did both, and on September 3, 2015, EKFC announced its sale to NexTier, Inc.

United-American Savings Bank (“UASB”) - We filed our original Schedule 13D with the Federal Deposit Insurance Corporation reporting our position on May 20, 2013. We believe management and the board acted in good faith to position UASB to maximize shareholder value. After we encouraged them to sell, UASB announced its sale to Emclaire Financial Corp on December 30, 2015.

Polonia Bancorp, Inc. (“PBCP”) - We filed our original Schedule 13D reporting our position on November 23, 2012. After several conversations with the Chairman and CEO, we publicly called for PBCP's sale. On June 2, 2016, PBCP's sale to Prudential Bancorp, Inc. was announced.

Georgetown Bancorp, Inc. (“GTWN”) - We filed our original Schedule 13D reporting our position on July 23, 2012. We encouraged GTWN to maximize shareholder value through share repurchases, and we supported management and the board’s consistent efforts to do so. On October 6, 2016, GTWN announced its sale to Salem Five Bancorp.

Anchor Bancorp (“ANCB”) - We filed our original Schedule 13D reporting our position on May 7, 2012. We previously urged ANCB to maximize shareholder value by increasing share repurchases or selling the bank. We called for ANCB’s sale to the highest bidder on July 7, 2016. On August 29, 2016, we agreed not to seek board representation at the 2016 annual meeting in consideration of ANCB appointing Gordon Stephenson as a director. We believe the board has acted in good faith to maximize shareholder value through ANCB’s announced sale to Washington Federal, Inc. on April 11, 2017.

CUSIP No. 439734104	SCHEDULE 13D	Page 10 of 30

II. After we seated directors on the boards of the following issuers, the issuers were sold or merged:

HCB Bancshares, Inc. (“HCBB”) - We filed our original Schedule 13D reporting our position on June 14, 2001. On September 4, 2001, we reported that we had entered into a standstill agreement with HCBB, under which HCBB agreed to: (a) add a director selected by us, (b) consider conducting a Dutch tender auction, (c) institute annual financial targets, and (d) retain an investment banker to explore alternatives if it did not achieve its financial targets. On October 22, 2001, our nominee, John G. Rich, Esq., was named to the board. On January 31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares. Although HCBB’s outstanding share count decreased by 33% between the filing of our original Schedule 13D and August 2003, HCBB did not achieve the financial target. On August 12, 2003, HCBB announced it had hired an investment banker to assist in exploring alternatives for maximizing shareholder value, including a sale. On January 14, 2004, HCBB announced its sale to Rock Bancshares Inc.

Oregon Trail Financial Corp. (“OTFC”) - We filed our original Schedule 13D reporting our position on December 15, 2000. In January 2001, we met with the management of OTFC to discuss our concerns that management was not maximizing shareholder value, and we proposed that OTFC voluntarily place our representative on the board. OTFC rejected our proposal, and we announced our intention to solicit proxies to elect a board nominee. We demanded OTFC’s shareholder list, but OTFC refused to give it to us. We sued OTFC in Baker County, Oregon, and the court ruled in our favor and sanctioned OTFC. We also sued two OTFC directors alleging that one had violated OTFC’s residency requirement and that the other had committed perjury. Both suits were dismissed pre-trial but we filed an appeal in one suit and were permitted to re-file the other suit in state court. On August 16, 2001, we started soliciting proxies to elect Kevin D. Padrick, Esq. to the board. We argued in our proxy materials that OTFC should have repurchased its shares at prices below book value. OTFC announced the hiring of an investment banker. Then, the day after the 9/11 attacks, OTFC sued us in Portland, Oregon and moved to invalidate our proxies; the court denied the motion and the election proceeded.

On October 12, 2001, OTFC’s shareholders elected our candidate by a two-to-one margin. In the five months after the filing of our first proxy statement (i.e., from August 1 through December 31, 2001), OTFC repurchased approximately 15% of its shares. On March 12, 2002, we entered into a standstill agreement with OTFC. OTFC agreed to: (a) achieve annual targets for return on equity, (b) reduce its current capital ratio, (c) obtain advice from an investment banker regarding annual 10% stock repurchases, (d) re-elect our director to the board, (e) reimburse a portion of our expenses, and (f) withdraw its lawsuit. On February 24, 2003, OTFC and FirstBank NW Corp. announced their merger.

American Physicians Capital, Inc. (“ACAP”) - We filed our original Schedule 13D reporting our position on November 25, 2002. The Schedule 13D disclosed that on January 18, 2002, Michigan’s Insurance Department had approved our request to solicit proxies to elect two directors to ACAP’s board. On January 29, 2002, we noticed our intention to nominate two directors at the 2002 annual meeting. On February 20, 2002, we entered into a three-year standstill agreement with ACAP, providing for ACAP to add our nominee to its board. ACAP also agreed to consider using a portion of its excess capital to repurchase ACAP’s shares in each of the fiscal years 2002 and 2003 so that its outstanding share count would decrease by 15% for each of those years. In its 2002 fiscal year, ACAP repurchased 15% of its outstanding shares; these repurchases were highly accretive to per share book value. On November 6, 2003, ACAP announced a reserve charge and that it would explore options to maximize shareholder value. It also announced that it would exit the healthcare and workers’ compensation insurance businesses. ACAP then announced that it had retained Sandler O’Neill & Partners, L.P., to assist the board. On December 2, 2003, ACAP announced the early retirement of its president and CEO. On December 23, 2003, ACAP named R. Kevin Clinton its new president and CEO.

On June 24, 2004, ACAP announced that it had decided that the best means to maximize shareholder value would be to shed non-core businesses and focus on its core business line in its core markets. We increased our holdings in ACAP, and we announced that we intended to seek additional board representation. On November 10, 2004, ACAP invited Joseph Stilwell to sit on the board, and we entered into a new standstill agreement. This agreement was terminated in November 2007, with our representatives remaining on ACAP’s board. On May 8, 2008, our representatives were re-elected to three-year terms expiring in 2011. Upon the passage of federal healthcare legislation in 2010, ACAP became concerned about the fundamentals of its business and promptly acted to assess its strategic alternatives. On October 22, 2010, ACAP was acquired by The Doctors Company, and our shares were converted in a cash deal.

SCPIE Holdings Inc. (“SKP”) - We filed our original Schedule 13D reporting our position on January 19, 2006. We announced we would run our slate of directors at the 2006 annual meeting and demanded SKP’s shareholder list. SKP initially refused to timely produce the list, but did so after we sued it in Delaware Chancery Court. We engaged in a proxy contest at the 2006 annual meeting, but SKP’s directors were elected. Subsequently on December 14, 2006, SKP agreed to place Joseph Stilwell on its board. On October 16, 2007, Mr. Stilwell resigned from SKP’s board after it approved a sale of SKP that

CUSIP No. 439734104	SCHEDULE 13D	Page 11 of 30

Mr. Stilwell believed was an inferior offer. We solicited shareholder proxies in opposition to the proposed sale; however, the sale was approved, and our shares were converted in a cash deal.

Colonial Financial Services, Inc. (“COBK”) - We filed our original Schedule 13D reporting our position on August 24, 2011. On December 18, 2013, we reached an agreement with COBK to have a director of our choice appointed to its board of directors. Our nominee, Corissa J. Briglia, joined COBK’s board of directors on March 25, 2014. On September 10, 2014, COBK announced its sale to Cape Bancorp, Inc., and the cash/stock deal was completed on April 1, 2015.

Naugatuck Valley Financial Corporation (“NVSL”) - We filed our original Schedule 13D reporting our position on July 11, 2011. On February 13, 2014, we reported our intention to seek board representation. On March 12, 2014, we reached an agreement with NVSL for our representative to join NVSL's board of directors and for NVSL not to seek approval for stock benefit plans. On June 4, 2015, NVSL announced its sale to Liberty Bank in Middletown, CT, and the cash deal was completed on January 15, 2016.

Fraternity Community Bancorp, Inc. (“FRTR”) - We filed our original Schedule 13D reporting our position on April 11, 2011. We reached an agreement with FRTR, and on November 18, 2014, our representative, Corissa J. Briglia, was appointed to the board of directors. On October 13, 2015, FRTR's sale was announced, and the cash deal was completed on May 13, 2016.

III. After we asserted shareholder rights, we believe the following issuers took steps to maximize shareholder value, and we subsequently exited our activist positions:

FPIC Insurance Group, Inc. (“FPIC”) - We filed our original Schedule 13D reporting our position on June 30, 2003. On August 12, 2003, Florida’s Insurance Department approved our request to hold more than 5% of FPIC’s shares, to solicit proxies to hold board seats, and to exercise shareholder rights. On November 10, 2003, FPIC invited our nominee, John G. Rich, Esq., to join the board, and we signed a confidentiality agreement. On June 7, 2004, we disclosed that because FPIC had taken steps to increase shareholder value, such as multiple share repurchases, and because its market price increased and reflected fair value in our estimation, we sold our shares in the open market, decreasing our holdings below 5%. Our nominee was invited to remain on the board.

Prudential Bancorp, Inc. of Pennsylvania (“PBIP”) - We filed our original Schedule 13D reporting our position on June 20, 2005. Most of PBIP’s shares were held by the Prudential Mutual Holding Company (the “MHC”), which was controlled by PBIP’s board. The MHC controlled most corporate decisions requiring a shareholder vote, such as the election of directors. However, regulations promulgated by the FDIC previously barred the MHC from voting on PBIP’s management stock benefit plans, and PBIP’s IPO prospectus indicated that the MHC would not vote on the plans. We announced in August 2005 that we would solicit proxies to oppose adoption of the plans as a referendum to place Joseph Stilwell on PBIP’s board. PBIP decided not to put the plans up for a vote at the 2006 annual meeting.

In December 2005, we solicited proxies to withhold votes on the election of directors as a referendum to place Mr. Stilwell on the board. At the 2006 annual meeting, 71% of PBIP’s voting public shares were withheld from voting on management’s nominees.

On April 6, 2006, PBIP announced that just after we had filed our Schedule 13D, it had secretly solicited a letter from an FDIC staffer (which it concealed from the public) that the MHC would be allowed to vote in favor of the management stock benefit plans. PBIP also announced a special meeting to vote on the plans. We alerted the Board of Governors of the Federal Reserve System (the “Fed”) about this announcement, and PBIP was directed to seek Fed approval before adopting the plans. On April 19, 2006, PBIP postponed the special meeting. The Fed subsequently followed the FDIC’s position in September 2006. In December 2006, we solicited proxies to withhold votes on the election of PBIP’s directors at the 2007 annual meeting. At the meeting, 75% of PBIP’s voting public shares were withheld. Also during the annual meeting, PBIP’s President and Chief Executive Officer was unable to state the meaning of per share return on equity despite Mr. Stilwell’s holding up a $10,000 check for the charity of the CEO’s choice if he could promptly answer the question. On March 7, 2007, we disclosed that we were publicizing the results of PBIP’s elections and its directors’ unwillingness to hold a democratic vote on the stock plans by placing billboard advertisements throughout Philadelphia.

In December 2007, we filed proxy materials for the solicitation of proxies to withhold votes on the election of PBIP’s directors at the 2008 annual meeting. At the 2008 annual meeting, an average of 77% of PBIP’s voting public shares withheld their votes. Excluding shares held in PBIP’s ESOP, an average of 88% of the voting public shares withheld their votes in this election.

CUSIP No. 439734104	SCHEDULE 13D	Page 12 of 30

On October 4, 2006, we sued PBIP, the MHC, and the directors of PBIP and the MHC in federal court in Philadelphia seeking an order to prevent the MHC from voting in favor of the management stock benefit plans. On August 15, 2007, the court dismissed some claims, but sustained our cause of action against the MHC as majority shareholder of PBIP for breach of fiduciary duties. Discovery proceeded and all the directors were deposed. Both sides moved for summary judgment, but the court ordered the case to trial, which was scheduled for June 2008. On May 22, 2008, we voluntarily discontinued the lawsuit after determining that it would be more effective and appropriate to pursue the directors on a personal basis in a derivative action. On June 11, 2008, we filed a notice to appeal certain portions of the lower court’s August 15, 2007, order dismissing portions of the lawsuit.

We entered into a settlement agreement and an expense agreement with PBIP in November 2008 under which we agreed to support PBIP’s management stock benefit plans, drop our litigation and withdraw our shareholder demand, and generally support management; and in exchange, PBIP agreed, subject to certain conditions, to repurchase up to three million of its shares (including shares previously purchased), reimburse a portion of our expenses, and either adopt a second step conversion or add our nominee who meets certain qualification requirements to its board if the repurchases were not completed by a specified time.

On March 5, 2010, we reported that our ownership in PBIP had dropped below 5% as a result of open market sales and sales of common stock to PBIP.

Roma Financial Corp. (“ROMA”) - We filed our original Schedule 13D reporting our position on July 27, 2006. Prior to its acquisition by Investors Bancorp, Inc., in December 2013, nearly 70% of ROMA’s shares were held by a mutual holding company controlled by ROMA’s board. In April 2007, we engaged in a proxy solicitation at ROMA’s first annual meeting, urging shareholders to withhold their vote from management’s slate. ROMA did not put their stock benefit plans up for a vote at that meeting. We then met with ROMA management. In the four months after ROMA became eligible to repurchase its shares, it announced and substantially completed repurchases of 15% of its publicly held shares, which were accretive to shareholder value. In our judgment, management came to understand the importance of proper capital allocation. Based on ROMA management’s prompt implementation of shareholder-friendly capital allocation plans, we supported management’s adoption of stock benefit plans at the 2008 shareholder meeting. In our estimation, ROMA’s market price increased and reflected fair value, and we sold our shares in the open market.

First Savings Financial Group, Inc. (“FSFG”) - We filed our original Schedule 13D reporting our position on December 29, 2008. We met with management, after which FSFG announced a stock repurchase plan and began repurchasing its shares. In December 2009, we reported that our beneficial ownership in the outstanding FSFG common stock had fallen below 5%.

Alliance Bancorp, Inc. of Pennsylvania (“ALLB”) - We filed our original Schedule 13D reporting our position on March 12, 2009. When we announced our reporting position, a majority of ALLB’s shares were held by a mutual holding company controlled by ALLB’s board. However, on August 11, 2010, ALLB announced its intention to undertake a second step offering, selling all shares to the public. The plan of conversion and reorganization was approved by depositors at a special meeting held December 29, 2010. We strongly supported ALLB’s action. Following completion of the conversion of Alliance Bank from the mutual holding company structure to the stock holding company structure, we increased our stake with the belief that shareholders and ALLB would do well if management focused on profitability. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, ALLB’s market price increased and reflected fair value; on November 21, 2013, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

Standard Financial Corp. (“STND”) - We filed our original Schedule 13D reporting our position on October 18, 2010. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, STND’s market price increased and reflected fair value; on March 19, 2013, we disclosed that we sold our shares in the open market, decreasing our holdings below 5%.

Home Federal Bancorp, Inc. of Louisiana (“HFBL”) - We filed our original Schedule 13D reporting our position on January 3, 2011. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, the HFBL’s market price increased and reflected fair value; on February 7, 2013, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

ASB Bancorp, Inc. (“ASBB”) - We filed our original Schedule 13D reporting our position on October 24, 2011. On August 23, 2013, we met with management to assess the best way to maximize shareholder value. We believe management and

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the board acted in good faith by cleaning up non-performing assets and repurchasing shares, and ASBB’s market price increased to reflect fair value. On July 18, 2014, we disclosed that we sold our shares to ASBB.

United Insurance Holdings Corp. (“UIHC”) - We filed our original Schedule 13D reporting our position on September 29, 2011. On December 17, 2012, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

United Community Bancorp (“UCBA”) - We filed our original Schedule 13D reporting our position on January 22, 2013. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, UCBA’s market price increased to reflect fair value; on November 9, 2015, we disclosed that we sold shares to UCBA, decreasing our holdings below 5%.

West End Indiana Bancshares, Inc. (“WEIN”) - We filed our original Schedule 13D reporting our position on January 19, 2012. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, WEIN’s market price increased to reflect fair value; on November 12, 2015, we disclosed that we sold our shares in the open market.

First Financial Northwest, Inc. (“FFNW”) – We filed our original Schedule 13D reporting our position on September 12, 2011. At the Company's 2012 annual meeting, we solicited an overwhelming majority of shareholder votes for our nominee based on our position that Victor Karpiak (then Chairman and CEO) should be removed from the Company and board. After the Company pushed to have our votes invalidated, we sued to enforce our rights. In 2013, we settled with the Company. Our nominee, Kevin Padrick, was seated on the board, and Mr. Karpiak resigned as Chairman. The board later replaced Mr. Karpiak as CEO. We filed two additional lawsuits arising from the invalidation of our votes at the 2012 election, both of which we settled.

Since 2013, we believed management and the board acted in good faith by cleaning up non-performing assets and reaching a moderate level of profitability, and they maximized shareholder value by repurchasing in excess of 40% of FFNW's shares. In our estimation, FFNW's market price increased to reflect fair value; on October 11, 2016, we disclosed that we sold our shares in the open market. Kevin Padrick continued to serve on the board.

Alamogordo Financial Corp. ("ALMG") - We filed our original Schedule 13D reporting our position on May 11, 2015. We urged management and the board to provide meaningful returns to shareholders either through a second-step conversion or by effectuating a shareholder-friendly capital allocation program. On March 7, 2016, ALMG announced and later completed a second-step conversion which we believe maximized shareholder value. On October 14, 2016, we disclosed that we sold shares of the converted Company, Bancorp 34, Inc., in the open market, decreasing our holdings below 5%.

William Penn Bancorp, Inc. (“WMPN”) - We filed our original Schedule 13D reporting our position on May 23, 2008. A majority of WMPN’s shares are held by a mutual holding company controlled by WMPN’s board. We met with management and the board to explain our views on proper capital allocation and following the financial crisis, we continued to urge WMPN to take the steps necessary to maximize shareholder value. On December 3, 2014, WMPN announced and subsequently completed its plan to repurchase 10% of its shares outstanding and further completed several additional share repurchases. We believe management and the board acted in good faith to maximize shareholder value through shareholder-friendly capital allocation; on April 11, 2016, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

Malvern Bancorp, Inc. (“MLVF”) - We filed our original Schedule 13D reporting our position on May 30, 2008. When we announced our reporting position, a majority of MLVF’s shares were held by a mutual holding company controlled by MLVF’s board. On October 26, 2010, we demanded that MLVF pursue a derivative action against its directors for breach of their fiduciary duties. MLVF failed to pursue the action and, on June 3, 2011, we sued MLVF’s directors in Chester County, Pennsylvania, demanding that the court, among other things, order the directors to properly consider pursuing a second step conversion. On November 9, 2011, Judge Howard F. Riley Jr. overruled the director defendants’ preliminary objections to the derivative lawsuit.

On January 17, 2012, MLVF announced its intention to undertake a second step conversion and we withdrew the lawsuit. The conversion and stock offering were completed on October 11, 2012, and our shares were converted into shares of Malvern Bancorp, Inc. On September 5, 2013, we notified MLVF of our intention to nominate John P. O’Grady for election as a director at its 2014 annual meeting, but we later reached an agreement with MLVF for Mr. O’Grady to join its board of directors and executed a standstill agreement. Subsequently, MLVF’s long-standing CEO resigned, its chairman of the board stepped down and several directors resigned from the board of directors. On November 25, 2014, we terminated our standstill agreement with MLVF, including the agreement's performance targets. John P. O'Grady continued to serve as an independent director on the board but no longer as our nominee.

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After meeting with the new CEO and the new chairman of the board, we believed that management and the board of directors were focused on maximizing shareholder value and were successful in doing so. On December 7, 2016, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

FSB Community Bankshares, Inc. (“FSBC”) - We filed our original Schedule 13D reporting our position on October 26, 2015. We urged management and the board to provide meaningful returns to shareholders either through a second-step conversion or by effectuating a shareholder-friendly capital allocation program. On March 3, 2016, FSBC announced and later completed a second-step conversion which we believe maximized shareholder value. On December 9, 2016, we disclosed that we sold shares of the converted Company, FSB Bancorp, Inc., in the open market, decreasing our holdings below 5%.

Pinnacle Bancshares, Inc. (“PCLB”) - We filed our original Schedule 13D reporting our position on September 23, 2014. On November 14, 2014, PCLB announced the continuation of its share repurchase plan and announced a new repurchase plan on May 25, 2016. We believe management and the board acted in good faith to maximize shareholder value through multiple share repurchases. On December 13, 2016, we disclosed that we sold our shares in the open market.

IV. After successfully seeking board representation, we seated directors who currently serve on the boards of the following issuers:

Kingsway Financial Services Inc. (“KFS”) - We filed our original Schedule 13D reporting our position on November 7, 2008. We requested a meeting with its CEO and chairman to discuss ways to maximize shareholder value and minimize both operational and balance sheet risks, but the CEO was unresponsive. We then requisitioned a special shareholder meeting to remove the CEO and chairman from the KFS board and replace them with our two nominees. On January 7, 2009, we entered into a settlement agreement with KFS whereby, among other things, the CEO resigned from the KFS board and KFS expanded its board from nine to ten seats and appointed our nominees to fill the two vacant seats. By April 23, 2009, the board was reconstituted with just three of the original ten legacy directors remaining. Also, Joseph Stilwell was appointed to fill the vacancy created by the resignation of one of our nominees, Larry G. Swets, Jr., and our other nominee was elected chairman of the board. In addition, the CEO and CFO were fired for incompetence and insubordination.

By November 3, 2009, all of the legacy directors had resigned from the board. On May 27, 2010, Mr. Stilwell and the Group’s other representative were re-elected to the board. On June 1, 2010, Mr. Swets was appointed CEO. During the time the Group has had board representation, KFS has sold non-core assets, repurchased public debt at a discount to face value, sold a credit-sensitive asset, disposed of its subsidiary Lincoln General, substantially reduced its expenses, and reduced other balance sheet and operations risks.

Poage Bankshares, Inc. (“PBSK”) - We filed our original Schedule 13D reporting our position on September 23, 2011. We believed PBSK's board was not focused on maximizing shareholder value and nominated a director for election at PBSK's 2014 annual meeting. Our nominee was not elected, so we nominated a director at PBSK's 2015 annual meeting. On July 21, 2015, our nominee, Stephen S. Burchett, was elected as a director with a mandate to maximize shareholder value. Subsequently, the CEO left the company. We believe management and the board are acting in good faith to maximize shareholder value.

Sunshine Financial, Inc. (“SSNF”) - We filed our original Schedule 13D reporting our position on April 18, 2011. We reached an agreement with SSNF, and on February 5, 2016, our representative, Corissa J. Briglia, was appointed to the board of directors.

V. We hope to work with management and the boards of the following issuers:

Wolverine Bancorp, Inc. (“WBKC”) - We filed our original Schedule 13D reporting our position on February 7, 2011. We support WBKC’s consistent efforts to maximize shareholder value through share repurchases and payments of special dividends.

Jacksonville Bancorp, Inc. (“JXSB”) - We filed our original Schedule 13D reporting our position on July 5, 2011. We support JXSB’s consistent efforts to maximize shareholder value through share repurchases and payments of special dividends.

Provident Financial Holdings, Inc. (“PROV”) - We filed our original Schedule 13D reporting our position on October 7, 2011. We support PROV’s consistent efforts to maximize shareholder value through share repurchases.

Sound Financial, Inc. (“SFBC”) – We filed our original Schedule 13D reporting our position on November 21, 2011. We urged management and the board to pursue a second step conversion. On August 22, 2012, Sound Financial Bancorp, Inc.

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(“SFBC”) announced completion of its second step conversion and our shares of SNFL were converted into shares of SFBC. We support SFBC’s consistent efforts to maximize shareholder value.

IF Bancorp, Inc. (“IROQ”) - We filed our original Schedule 13D reporting our position on March 5, 2012. We believe IROQ is positioned to consistently repurchase its shares, and we have urged management and the board to do so. We believe IROQ must increase its rate of share repurchases while the shares remain below book value.

Hamilton Bancorp, Inc. (“HBK”) - We filed our original Schedule 13D reporting our position on October 22, 2012. We believe HBK's acquisition of FMTB and FRTR is in the best interest of shareholders.

Delanco Bancorp, Inc. (“DLNO”) - We filed our original Schedule 13D reporting our position on October 28, 2013. We believe management and the board are acting in good faith to position DLNO to maximize shareholder value.

Carroll Bancorp, Inc. (“CROL”) - We filed our original Schedule 13D reporting our position on March 17, 2014. We are evaluating management and the board’s actions regarding maximizing shareholder value.

Sugar Creek Financial Corp. (“SUGR”) - We filed our original Schedule 13D reporting our position on April 21, 2014. We believe management and the board have acted in good faith to position SUGR to maximize shareholder value. We have urged management and the board to repurchase shares. To date, SUGR has completed the minimum number of share repurchases to maintain our support.

Seneca-Cayuga Bancorp, Inc. (“SCAY”) - We filed our original Schedule 13D reporting our position on September 15, 2014. We believe SCAY is positioned to provide meaningful returns to its shareholders either through a second-step conversion or by effectuating a shareholder-friendly capital allocation program. We are encouraging management and the board to choose a path that will maximize shareholder value.

MB Bancorp, Inc. (“MBCQ”) - We filed our original Schedule 13D reporting our position on January 9, 2015. We urged management and the board to repurchase shares and on March 30, 2016, MBCQ announced and subsequently completed its plan to repurchase an initial 10% of its shares outstanding. We urge management and the board to complete the existing 5% share repurchase plan.

Ben Franklin Financial, Inc. (“BFFI”) - We filed our original Schedule 13D reporting our position on February 9, 2015. We will urge management and the board to repurchase shares as soon as BFFI is permitted.

Central Federal Bancshares, Inc. (“CFDB”) - We filed our original Schedule 13D reporting our position on January 25, 2016. We will urge management and the board to repurchase shares as soon as CFDB is permitted.

First Federal of Northern Michigan Bancorp, Inc. (“FFNM”) - We filed our original Schedule 13D reporting our position on February 29, 2016. We believe FFNM is positioned to repurchase shares, and we urge management and the board to do so.

First Advantage Bancorp (“FABK”) - We filed our original Schedule 13D reporting our position on March 20, 2017. We believe management and the board will act in good faith to maximize shareholder value over the long term.

VI. We believe the following issuer should be sold:

Wayne Savings Bancshares, Inc. (“WAYN”) - We filed our original Schedule 13D reporting our position on October 8, 2010. We supported H. Stewart Fitz Gibbon III’s appointment as president and CEO effective November 3, 2014 and as a director on the executive committee of WAYN’s board. We believed management and the board were acting in good faith to position WAYN to maximize shareholder value until the board cancelled a meeting between us and Mr. Fitz Gibbon and later announced Mr. Fitz Gibbon’s unexplained resignation on December 20, 2016.  On January 9, 2017, we announced our nominee and alternate nominee for WAYN’s 2017 election of directors and publicly called for WAYN’s sale.

VII. We believe the following issuer should complete a second-step conversion or be sold:

NorthEast Community Bancorp, Inc. (“NECB”) - We filed our original Schedule 13D reporting our position on November 5, 2007. A majority of NECB's shares are held by a mutual holding company controlled by NECB's board. We opposed the grant of an equity incentive plan for the NECB board, and to this day, the board and management have not received such a plan. In July of 2010, we delivered a written demand to NECB demanding to inspect its shareholder list, but NECB

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refused to supply us with the list. We sued NECB in federal court in New York seeking an order compelling compliance. In August of 2010, NECB produced the list of shareholders to us. In the fall of 2011, we sent a letter to NECB's board of directors demanding that NECB expand the board with disinterested directors to consider a second step conversion. In October of 2011, we filed a lawsuit in New York state court against NECB, the mutual holding company, and their boards of directors, personally and derivatively, for breach of fiduciary duty arising out of failure to fairly consider a second step conversion and alleging conflict of interest. During the course of a protracted litigation, we deposed every named director including a former director. Although the New York trial court judge agreed with us in partially granting our motion for summary judgment and finding that upon trial the defendants would bear the burden of the entire fairness standard, the First Department reversed on other grounds; the New York Court of Appeals declined to hear our appeal.

Members of the Group may seek to make additional purchases or sales of shares of Common Stock. Except as described in this filing, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

The percentages used in this filing are calculated based on the number of outstanding shares of Common Stock, 6,716,549, reported as the number of outstanding shares as of March 31, 2017, in Exhibit 99.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on April 26, 2017. The purchases and sales of Common Stock reported in this item were made in open-market transactions.

(A)	Stilwell Activist Fund

(a)	Aggregate number of shares beneficially owned: 637,128

Percentage: 9.5%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 637,128

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 637,128

(c)	Stilwell Activist Fund has not purchased or sold shares of Common Stock in the past 60 days.

(d)  Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Fund, Joseph Stilwell has the power to direct the affairs of Stilwell Activist Fund, including the voting and disposition of shares of Common Stock held in the name of Stilwell Activist Fund. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Activist Fund with regard to those shares of Common Stock.

(B)	Stilwell Activist Investments

(a)	Aggregate number of shares beneficially owned: 637,128

Percentage: 9.5%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 637,128

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 637,128

(c)	Stilwell Activist Investments has not purchased or sold shares of Common Stock in the past 60 days.

(d)   Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Investments, Joseph Stilwell has the power to direct the affairs of Stilwell Activist Investments, including the voting and disposition of shares of Common Stock held in the name of Stilwell Activist Investments. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Activist Investments with regard to those shares of Common Stock.

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(C)	Stilwell Associates

(a)	Aggregate number of shares beneficially owned: 637,128

Percentage: 9.5%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 637,128

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 637,128

(c)	Stilwell Associates has not purchased or sold shares of Common Stock in the past 60 days.

(d)  Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Associates, Joseph Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(D)	Stilwell Value LLC

(a)	Aggregate number of shares beneficially owned: 637,128

Percentage: 9.5%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 637,128

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 637,128

(c)	Stilwell Value LLC has made no purchases of shares of Common Stock.

(d)   Because he is the managing member and owner of Stilwell Value LLC, Joseph Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Activist Fund, Stilwell Activist Investments and Stilwell Associates. Therefore, Stilwell Value LLC may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Activist Fund, Stilwell Activist Investments and Stilwell Associates.

(E)	Joseph Stilwell

(a)	Aggregate number of shares beneficially owned: 637,128

Percentage: 9.5%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 637,128

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 637,128

(c)	Joseph Stilwell has made no purchases of shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than the Amended Joint Filing Agreement filed as Exhibit 9 to the Eighth Amendment and the Stock Option Agreement filed with the First Amendment as Exhibit 4, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC, in its capacity as general partner of Stilwell Activist Fund, Stilwell Activist Investments and Stilwell Associates; and Joseph Stilwell, in his capacity as the managing member and owner of Stilwell Value LLC, are entitled to an allocation of a portion of profits.

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See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated February 25, 2013, filed with the Original Schedule 13D
2	Nominee Agreement dated March 18, 2013, with nominee Robert Bolton, filed with the First Amendment
3	Nominee Agreement dated March 18, 2013, with alternate nominee, filed with the First Amendment
4	Stock Option Agreement dated March 18, 2013, with nominee Robert Bolton, filed with the First Amendment
5	Amended Joint Filing Agreement, dated June 4, 2013, filed with the Third Amendment
6	Letter to Named Directors of HopFed Bancorp, Inc., dated June 5, 2013, filed with the Fourth Amendment
7	Amended Joint Filing Agreement, dated July 2, 2014, filed with the Seventh Amendment
8	Letter to the Shareholders of HopFed Bancorp, Inc., dated May 26, 2016, filed with the Eighth Amendment
9	Amended Joint Filing Agreement, dated May 26, 2016, filed with the Eighth Amendment
10	Letter to the Chief Executive Officer of HopFed Bancorp, Inc., dated November 21, 2016, filed with the Ninth Amendment
11	Letter to Named Directors of HopFed Bancorp, Inc., dated January 27, 2017, filed with the Tenth Amendment
12	Letter to the Chief Executive Officer of HopFed Bancorp, Inc., dated February 6, 2017, filed with the Eleventh Amendment
13	Letter to the Shareholders of HopFed Bancorp, Inc., dated May 1, 2017

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: May 1, 2017

STILWELL ACTIVIST FUND, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

STILWELL ACTIVIST INVESTMENTS, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

STILWELL ASSOCIATES, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

STILWELL VALUE LLC

/s/ Megan Parisi
By:	Megan Parisi
Member

JOSEPH STILWELL

/s/ Joseph Stilwell*
Joseph Stilwell

*/s/ Megan Parisi

Megan Parisi

Attorney-In-Fact

CUSIP No. 439734104	SCHEDULE 13D	Page 20 of 30

Exhibit 13

The Stilwell Group

111 Broadway, 12th Floor

New York, NY 10006

(212) 269-1551

INFO@STILWELLGROUP.COM

THE DIRECTORS OF HOPFED BANCORP, INC. ARE:

H. Joseph Dempsey, MD • John E. Peck • Michael L. Woolfolk

Steve Hunt • Ted S. Kinsey • Dr. Thomas I. Miller • Richard Perkins • Clay Smith

May 1, 2017

Dear Fellow HopFed Stockholder,

By now you know how we feel about HopFed. Management has done a poor job running the Company, and the Board of Directors has failed at its most crucial responsibility – overseeing management. Through a review of real property public records (not including his personal residences), long-standing CEO and board member, John Peck, owns, or co-owns, twenty properties with mortgages on these properties spread out among at least six local banking institutions. Twenty properties?! We presume that a public company CEO would have trouble finding the time to sustain more than one real estate holding outside of the business let alone 20. We aren’t sure how nefarious Mr. Peck’s situation is, but we’re almost certain 20 properties would consume a considerable amount of his time during the work week. If the board is not aware of Mr. Peck’s activities, that’s a problem. If the board is aware, that’s a bigger problem. Either way, we can’t find any public disclosures by the Company regarding its CEO’s 20 personally-owned properties, in addition to his home. All this time we thought John Peck was incompetent. Maybe it’s more than incompetence – maybe he’s had his attention focused elsewhere.

While he has been CEO of the Company, John Peck has owned, or co-owned, 20 commercial and residential properties, plus at least two personal residential properties. The bulk of these 20 commercial and residential properties are conveniently located close to Heritage Bank branches.

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Here is a list of the properties:

4050 U.S. Highway 62, Calvert City, KY

1605 College Farm Road, Murray, KY

1308 Valley Road, Benton, KY

1310 Valley Road, Benton, KY

307 Elm Street, Benton, KY

210-16 Megan Drive, Murray, KY

1104 Main Street, Benton, KY

355 Birch Street, Benton, KY

375 Birch Street, Benton, KY

417 E. 1st Street, Hopkinsville, KY

213 Crest Drive, Hopkinsville, KY

306 Jessie Avenue, Hopkinsville, KY

3446 Hermitage Drive, Hopkinsville, KY

610 Foxfield Road, Hopkinsville, KY

2601 Buckner Drive, Hopkinsville, KY

554 Foxfield Road, Hopkinsville, KY

920 Rose Drive, Hopkinsville, KY

3460 South Fletcher Avenue, #106, Fernandina Beach, FL

1618 Baltimore Drive, Clarksville, TN

4029 U.S. Highway 62, Calvert City, KY

Although we could only determine some of the mortgages obtained by John Peck with respect to these properties, and the institutions where he obtained them, we put a list of those together in Addendum A at the end of this letter. Fourteen of the 20 properties were purchased since 2000 when John Peck became CEO of HopFed. We noticed that in some instances, the valuation that Peck received for these properties doesn’t seem to make sense. In some cases, it looks like Peck got a mortgage at 95% – or more! – of the value of the property, based on the price we saw that he paid.

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The purchase of property requires time and attention to detail, including, but certainly not limited to, multiple viewings, appraisals, property inspections, calls and/or meetings with real estate agents, loan officers, and lawyers, review of documents, and attendance at closings. In addition, these 20 properties require maintenance - both indoors and outdoors - and whether residential or commercial, most have to be rented out to tenants, which requires the energy, attention, and time of property management such as real estate listings, showings, paperwork, rent collection, and general landlord/tenant interactions.

John Peck purchased two of the 20 properties from Gilbert Lee, former Chairman of the Board of HopFed. On June 17, 2009, John Peck (and his wife), bought the property located at 213 Crest Drive in Hopkinsville from Gilbert Lee (and his wife) for $46,500. Mr. Lee purchased the property at 213 Crest Drive on June 5, 2009, just twelve days earlier, for $45,000. It appears that this property increased in value by $1,500 in those 12 days (that’s $125 per day!). Oddly, when the deed for the sale between Mr. Lee and Mr. Peck was recorded in the Christian County Clerk’s Office, someone wrote at the top of the deed: “Do Not Publish.” According to someone at the Clerk’s Office, this notation is intended for local reporters so that the sale doesn’t get reported in the newspaper. It was further explained that this notation would have been written by someone involved in the transaction (i.e., the buyer (Peck), seller (Lee), or the person who prepared the paperwork (attorney)). Out of all the deeds for the 20 properties owned or co-owned by Peck, only this deed has this “Do Not Publish” notation.

Less than one year later, Peck and Lee were at it again. On Feb. 9, 2010, John Peck (and his wife), bought another property from Gilbert Lee (and his wife), located at 306 Jessie Avenue in Hopkinsville - only this time Mr. Lee had purchased the property seven months earlier, in May of 2010. Mr. Lee bought the Jessie Avenue property for $45,000 and just seven months later sold it to Mr. Peck for $56,000. In other words, simply holding on to that property for those seven months, made Mr. Lee $11,000, which is more than a 20% profit.

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At the time of these two property transactions, Gilbert Lee was a HopFed board member.1 In fact, in 2009 when he was selling the Crest Avenue property to John Peck, Gilbert Lee was promoted to Chairman of the Board. From 2000 until his retirement from the board at the end of 2015, Gilbert Lee was also Chair of the Compensation Committee of the Board of Directors. In other words, Mr. Lee led the group of three HopFed board members who were evaluating John Peck’s performance and deciding his compensation package every year, including during those years when Mr. Lee conducted - and profited from - private real estate transactions with Mr. Peck. In 2008, as Chair of the Compensation Committee, Lee was the person who signed the extension of John Peck’s Employment Agreement with the Company.

That Agreement, in Section 6 describing “Loyalty Full Time and Attention,” partly states that John Peck “shall devote all his full business time, attention, skill, and efforts to the faithful performance of his duties hereunder to the Company and its subsidiaries.” That section of the Agreement further states that “’[f]ull business time’ is hereby defined as that amount of time usually devoted to like companies by similarly situated executive officers.”

One wonders whether other “similarly situated executive officers” compensated similarly to John Peck also devote time outside of their “full business time” positions to attend to the maintenance (indoor and outdoor) and general property management of 20 residential and commercial properties. Each year as the board renewed John Peck’s employment contract under the Employment Agreement, did Gilbert Lee, or any other members of the Compensation Committee, ever question whether Peck’s outside real estate activities were interfering with his “loyalty,” “full time,” “attention,” or devotion to his job as CEO of HopFed? Each year when giving John Peck increases of unwarranted compensation and bonuses, did the Compensation Committee Chair, who had first-hand knowledge of John Peck’s outside real estate holdings, wonder whether Peck could be performing better for the Company or focusing more attention on his role? When counsel for the Company was required to file the Compensation Committee Certification with NASDAQ certifying that each member of the Compensation Committee of HopFed Bancorp, Inc. is “independent” under the NASDAQ rules, how were they able to do that? How could Gilbert Lee, the Chairman of the Compensation Committee, be “independent”

1 Gilbert Lee was elected to the HopFed board in 1999.

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when he had outside personal business dealings with Peck? If the Company filed a false certification in violation of NASDAQ rules, that could be cause for reprimand, delisting, or suspension – especially if it knowingly did so.

As the Company’s largest stockholder, we know that stockholders would want to know about this blatant conflict – that the person in charge of the Compensation Committee, deciding the raises and bonuses of John Peck each year, was engaged in private, personal real estate transactions with Peck in both 2009 and 2010, and that in the 2009 transaction, Gilbert Lee, then Chairman of the Board and Chairman of the Compensation Committee made more than a 20% return on the property he sold to Peck, the CEO. And even though the Company’s return on equity went down in fiscal year 2009, the Compensation Committee increased John Peck’s salary.

It did not surprise us that in his previous role as CEO of United Commonwealth Bank (“United”), Peck had also engaged in a private real estate deal with a fellow “insider.” In 1998, John Peck (and his wife) purchased the property located at 307 Elm Street in Benton, KY from another board member at United.

For this 1998 transaction (and at least 14 other times for Peck’s private real estate deals), George Carter, Esq., now one of the lawyers for the HopFed board, prepared deeds or other legal documents to be signed by the buyer (and/or seller). In fact, Mr. Carter was preparing legal documents for Peck on personal real estate transactions going back to 1993 – and he kept doing it after John Peck was HopFed’s CEO and George Carter was the board’s attorney! For a list of John Peck’s private real estate transactions in which we could determine George Carter’s involvement, please see Addendum B.

In other words, even prior to Peck joining the Company, Mr. Carter had first-hand knowledge that John Peck (a) owned real estate holdings separate from his employment, which likely required time and attention outside of his CEO role, and (b) had engaged in private business transactions with an insider. We don’t know whether Mr. Carter ever discussed this with other Company counsel, or with Mr. Peck, or made this information known to the

CUSIP No. 439734104	SCHEDULE 13D	Page 25 of 30

Company’s Board of Directors. Neither do we know whether Mr. Carter notified the board of the conflict he had in providing legal representation to the HopFed board while separately representing John Peck in private, personal real estate transactions outside of Peck’s role as CEO.

We know that the board was aware of at least one of Peck’s outside properties because the Company paid him to rent it! In its proxy statement dated April 17, 2017, HopFed disclosed a payment of $9,340 to John Peck for the Company’s use of “a building he owns.” In proxy statements from past years, HopFed noted similar payments to Peck. It appears that each year Peck receives a little more from the Company for “use” of his building. What is the Company’s use? Where is the building? Neither item is disclosed.

This extraordinarily irregular behavior raises many questions. We may not even know all of the questions to ask, but here are some that come to mind:

•	Why has this information been hidden from the stockholders? Are we wrong to assume that the Board of Directors knew about all of Peck’s personal real estate holdings? Which is worse – that the board knew and did not inform the stockholders or that the board was not informed by Lee, Peck and/or Carter?

•	Did the directors turn a blind eye to their Chairman and the Chairman of its Compensation Committee personally profiting from John Peck on the one hand and on the other hand leading the decision to award a generous compensation package to Peck?

•	How could the Board of Directors consider its Compensation Committee “independent” under these circumstances?

•	What did the Board of Directors consider when assessing and verifying the independence of the Compensation Committee members each year, as the board is required to do?

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•	Did the Board of Directors consider personal real estate transactions between board members and senior management to be disclosable conflicts? If not, why not?

•	Were mortgages or promissory notes granted to John Peck by other local financial institutions other than the Company given at competitive rates or at favorable rates compared to other customers receiving mortgages or promissory notes at that time?

•	Were mortgages or promissory notes granted to John Peck by other local financial institutions other than the Company given with an expectation that favors would be granted (e.g., a “quid pro quo”)?

•	How did George Carter, Esq. get the job as the Company’s counsel? Was it because he had previously represented John Peck in personal real estate transactions prior to Mr. Peck becoming CEO? If so, how was his loyalty divided between two clients?

•	Did George Carter, Esq. charge John Peck the same hourly rate for personal legal services that he charged the Company for legal work on five separate Peck real estate transactions rendered while Peck was CEO?

•	Did George Carter, Esq. who had first-hand knowledge of John Peck’s outside real estate transactions going back to at least 1993 (well before Peck was hired by the Company), disclose that knowledge to the Board of Directors or other Company counsel? If not, why not?

•	Did George Carter, Esq. know about the real estate transactions between Peck and Lee?

•	How much of John Peck’s work day is spent focused on his outside, personal real estate holdings? Does the Board of Directors monitor how much time John Peck spends on the job? Does the board consider this question when (i) renewing Mr. Peck’s Employment Agreement, and/or (ii) deciding on Mr. Peck’s compensation each year? If not, why not?

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•	When the board hired and paid an outside compensation consultant in 2016 to assess and opine on the compensation package of its CEO, were Mr. Peck’s outside, personal real estate holdings disclosed to the consultant and factored in to the decision?

•	Have any of the landscapers, painters, contractors, or other maintenance workers hired by the Company to work on the premises or the property at any of the Company’s bank branches also been hired to work at any of John Peck’s 20 properties? If so, who pays a higher price for the work, the Company or Mr. Peck? Does anyone at the Company keep track of the use by insiders of vendors that are also used by the Company? Would this be considered a conflict by the Board of Directors? If not, why not?

•	Do any employees of the Company know about Peck’s outside, personal real estate holdings? Have they witnessed him work less than full time at his job; if so, what example does he set for HopFed employees? Do they think it is acceptable behavior to take time out of the work day to take care of personal business while on the Company clock?

•	Why not hire an independent law firm to conduct an investigation of the issues raised in this letter and provide stockholders with unbiased answers to these questions?

Over the years we’ve seen malfeasance, incompetence, and arrogance – and often combinations of these characteristics – exhibited at various banks. But the incompetence and apparent malfeasance mixed with sanctimony and hubris we see at HopFed is truly outlandish. We think it’s time for the board to provide answers to stockholders.

Sincerely yours,

/s/ Megan Parisi
Megan Parisi

cc: George Carter, Esq.

Edward Crosland, Esq.

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Addendum A

Further Information Regarding 20 John Peck Properties
property	bank(s) where instruments held
4050 U.S. Highway 62, Calvert City, KY	Unknown at this time
1605 College Farm Road, Murray, KY	Hopkinsville Federal Bank
United Commonwealth Bank
U.S. Bank
1308 Valley Road, Benton, KY	Unknown at this time
1310 Valley Road, Benton, KY	Unknown at this time
307 Elm Street, Benton, KY	Unknown at this time
210-16 Megan Drive, Murray, KY	Hopkinsville Federal Bank
United Commonwealth Bank
U.S. Bank
1104 Main Street, Benton, KY	Unknown at this time
355 Birch Street, Benton, KY	Unknown at this time
375 Birch Street, Benton, KY	Unknown at this time
417 E. 1st Street, Hopkinsville, KY	F&M Bank
213 Crest Drive, Hopkinsville, KY	United Southern Bank
306 Jessie Avenue, Hopkinsville, KY	United Southern Bank
3446 Hermitage Drive, Hopkinsville, KY	United Southern Bank
610 Foxfield Road, Hopkinsville, KY	United Southern Bank
2601 Buckner Drive, Hopkinsville, KY	Independence Bank of KY
554 Foxfield Road, Hopkinsville, KY	Independence Bank of KY
920 Rose Drive, Hopkinsville, KY	Independence Bank of KY
3460 South Fletcher Avenue, #106 Fernandina Beach, FL	Unknown at this time
1618 Baltimore Drive, Clarksville, TN	F&M Bank
4029 U.S. Highway 62, Calvert City, KY	Unknown at this time

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Addendum B

Documents for John Peck Real Estate Transactions
Prepared by George Carter, Esq.
document title	property	date
Mortgage	1605 College Farm Road, Murray, KY	04/22/1993
Mortgage Correction	1605 College Farm Road, Murray, KY	08/31/1993
Addendum to Mortgage	1605 College Farm Road, Murray, KY	03/24/1994
Deed	307 Elm Street, Benton, KY	05/06/1998
Deed	210-216 Megan Drive, Murray, KY	07/24/1998
Mortgage	1605 College Farm Road, Murray, KY 210-216 Megan Drive, Murray, KY	07/24/1998
Deed of Correction	210 Megan Drive, Murray, KY	01/14/1999
Correction of Mortgage	1605 College Farm Road, Murray, KY 210-216 Megan Drive, Murray, KY	01/15/1999
Mortgage	1605 College Farm Road, Murray, KY	09/28/2001
Deed	1104 Main Street, Benton, KY	04/30/2001
Mortgage	1605 College Farm Road, Murray, KY 210-216 Megan Drive, Murray, KY	09/28/2001
Mortgage	1605 College Farm Road, Murray, KY 210-216 Megan Drive, Murray, KY	12/09/2002
Modification to Mortgage	1605 College Farm Road, Murray, KY 210-216 Megan Drive, Murray, KY	12/20/2007
Modification to Mortgage	1605 College Farm Road, Murray, KY 210-216 Megan Drive, Murray, KY	02/20/2008
Deed	4029 US Highway 62, Calvert City, KY	01/29/2015

In Summary:

Total Number of Documents Prepared by George Carter, Esq.: 15

Number of Properties Involved: 5

Time Span: (1993-2015) = 22 YEARS

CUSIP No. 439734104	SCHEDULE 13D	Page 30 of 30

SCHEDULE A

On March 16, 2015, Stilwell Value LLC and Joseph Stilwell consented to the entry of an administrative SEC order (the “Order”) that, among other things, (1) alleged violations of Sections 206(2), 206(4) and 207 of the Investment Advisers Act of 1940 and Rules 206(4)-7 and 206(4)-8 promulgated thereunder for failing to adequately disclose certain conflicts of interest presented by inter-fund loans between certain private investment partnerships managed by Stilwell Value LLC and/or Joseph Stilwell, (2) required Stilwell Value LLC and Joseph Stilwell to cease and desist from committing future violations of the provisions charged, (3) censured Stilwell Value LLC, (4) for a period of twelve months from entry of the Order, suspended Joseph Stilwell from association with any broker, dealer, investment adviser, municipal securities dealer, municipal advisor, transfer agent, or nationally recognized statistical rating organization, (5) imposed upon Stilwell Value LLC the obligation to (i) repay $193,356 in management fees (plus prejudgment interest of $45,801), (ii) pay a $250,000 civil money penalty, (6) imposed a $100,000 civil money penalty upon Joseph Stilwell, and (7) required Stilwell Value LLC to retain an independent monitor for three years to review and assess, on an on-going basis, the adequacy of certain policies, procedures, controls, and disclosures. No investor suffered monetary loss from the alleged conduct. All of the penalty and repayment obligations in the Order have been fully discharged.